

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

<u>Via E-mail</u>
Eric M. Fogel, Esq.
Lathrop & Gage LLP
155 North Wacker Drive, Suite 3050
Chicago, IL 60606-1787

> **Re:    Donegal Group Inc.**
> **Schedule TO-T/A filed by Gregory Mark Shepard**
> **Filed May 17, 2013**
> **File No. 005-39100**

Dear Mr. Fogel:

We have reviewed your amendment and your correspondence dated May 16, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

<u>Offer to Purchase</u>

<u>Source and Amount of Funds, page 17</u>

1.    We note the response to comment 4 in our letter dated May 2, 2013, including the disclosure in the amendment that "[T]he amount of Offeror's illiquid assets is $20 million to $32 million." Please revise to disclose the nature of the illiquid assets. See Instruction 4 to Item 10 of Schedule TO.

2.    We note the disclosure regarding the bidder's ownership of shares of another New York Stock Exchange-listed, publicly traded company, including the statement that his holdings had an aggregate value of over $36 million as of the close of business on May 15, 2013, and the statement that, as of May 15, 2013, the average daily trading volume

for this stock was over 2 million shares. Please revise the disclosure further to substantiate the assertion that "there is a ready market for Offeror to liquidate his holdings of this security in order to have the funds required to purchase the Class B Shares pursuant to the Offer." For instance, disclose the number of shares he holds in the other NYSE-listed company, and clarify the extent to which the stock's volatility could affect his ability to generate the $28,879,080 in funds required to purchase 962,636 Donegal Class B Shares in the event of a fully subscribed offer. See Instruction 4 to Item 10 of Schedule TO (insofar as the stock's volatility could be characterized as a contingency); see also Item 11 of Schedule TO and Item 1011(c) of Regulation M-A.

3.      The disclosure concerning the bidder's net worth suggests that he may have material liabilities, depending on the amounts within the ranges. Please disclose the magnitude of any guarantees or contingencies that may negatively affect his net worth during the pendency of this tender offer. For instance, if there are liabilities that may come due prior to the expiration of the offer, the disclosure should indicate whether the liquidation of his shares of the other NYSE-listed company would be sufficient to cover both the satisfaction of such liabilities and the payment for 962,636 Donegal Class B Shares in the event of a fully subscribed offer, given his stated intention not to sell any Donegal Class A Shares or Donegal Class B Shares in the foreseeable future. See Instruction 4 to Item 10 of Schedule TO.

Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

*/s/ Alexandra M. Ledbetter*

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions